SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NATIONAL PARKING SYSTEMS, INC.
(NAME OF ISSUER)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(TITLE OF CLASS OF SECURITIES)

637116 10 4
(CUSIP NUMBER)

DAVID M. LOEV, ATTORNEY AT LAW
2777 ALLEN PARKWAY
SUITE 1000
HOUSTON, TEXAS 77019
(713) 524-4110

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

January 13, 2005

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

|1|     NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Marc Ebersole

|2| CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
(a)[ ]
        (b)[ ]

|3| SEC USE ONLY

|4| SOURCE OF FUNDS*

OO

|5| CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         [ ]

|6| CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

          |7| SOLE VOTING POWER
NUMBER OF      30,500,000
SHARES
BENEFICIALLY     |8| SHARED VOTING POWER
OWNED BY EACH                      N/A
REPORTING
PERSON WITH     |9| SOLE DISPOSITIVE POWER
         30,500,000

|10| SHARED DISPOSITIVE POWER

    N/A

|11| AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    30,500,000

|12| CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

    N/A

|13| PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     -75.9% -

|14| TYPE OF REPORTING PERSON *

    IN

ITEM 1. Security and Issuer.

This Schedule 13D relates to the Common Stock of National Parking Systems, Inc. ("NPS"). The principal executive offices of NPS are located at 200 Hannover Park Road, Suite 120, Atlanta GA 30350.

ITEM 2. Identity and Background

(a)-(c) This Schedule 13D is being filed by Marc Ebersole.
Mr. Ebersole is an individual, Chief Executive Officer and Director of NPS. His business address is: 200 Hannover Park Road, Suite 120, Atlanta GA 30350.

(d)-(e) During the last five years, Mr. Ebersole:

(i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Ebersole is a citizen of the United States.

ITEM 3. Source of Amount of Funds or Other Compensation

As part of a Stock Exchange Agreement (“Agreement”) entered into on January 13, 2005, between the Company, Marc Ebersole, ABS Holding Company, Inc., a Nevada corporation (“ABS”), BH Holding Company, Inc., a Nevada corporation (“BH”), The Morpheus Trust, Livingston Investments, Ltd., Burton Partners, LLC, Picasso, LLC, and The Gateway Real Estate Investment Trust, Mr. Ebersole exchanged all of the outstanding common shares of both ABS and BH for 32,600,000 restricted shares of the Registrant’s common stock.   Subsequently, Mr. Ebersole transferred 1,100,000 of those shares to two individuals, and 1,000,00 shares to his niece, Christine Ebersole, whose shares he disclaims beneficial ownership of, leaving him the beneficial owner of 30,5000,000 shares of the Company's common stock.

ITEM 4. Purpose of Transaction

Mr. Ebersole acquired the securities of the Company for investment purposes. Depending on general market and economic conditions affecting the Company and other relevant factors, Mr. Ebersole may purchase additional securities of the Company or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Mr. Ebersole does not have any plans or proposals which relate to or result in:

(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) a sale or transfer of a material amount of assets of the Company;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material changes in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

ITEM 5. Interest in Securities of the Issuer.

(a) Mr. Ebersole beneficially owns 30,500,000 shares of the Company’s common stock, which includes 1,000,000 shares held by his niece Christine Ebersole, whose shares Mr. Ebersole disclaims ownership of. The 30,500,00 shares constitute approximately 75.4% of the total number of shares of the Company's common stock, $0.001 par value, oustanding, based upon 40,425,011 shares as of January 27, 2005.

(b) Mr. Ebersole has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of the shares which he beneficially owned.

(c) Mr. Ebersole acquired the common stock as a result of the transaction discussed in ITEM 3, above.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by Mr. Ebersole.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None.

ITEM 7. Material to be Filed as Exhibits.

10.1    Stock Exchange Agreement*

* Attached as Exhibit 10.1 to the Company’s Form 8-K, filed January 27, 2005, and incorporated herein by reference.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 27, 2005                                                                                        /s/ Marc Ebersole
                --------------------------
                                                    Marc Ebersole